UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Crestline Lending Solutions, LLC
(Name of Issuer)

Crestline Lending Solutions, LLC
(Name of Person(s) Filing Statement)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of class of securities)

Jesus Payan, Esq.
General Counsel
Crestline Management, L.P.
201 Main Street, Suite 2100
Fort Worth, TX 76102
(817) 339-7600

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

June 22, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 22, 2026 by Crestline Lending Solutions, LLC (the “Company”) in connection with the offer by the Company (the “Offer”) to purchase up to $17,044,152 worth of its outstanding units of limited liability company interests (the “Shares”) at a price equal to the net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2026, and the related Letter of Transmittal, filed as Exhibits (a)(1)(ii)-(iii) to the Statement.
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.The Offer expired at 11:59 p.m., Eastern Time, on July 21, 2026.

2.No Shares were validly tendered prior to the expiration of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESTLINE LENDING SOLUTIONS, LLC

Date: July 23, 2026	By:	/s/ Jesus Payan
	Name: Title:	Jesus Payan Corporate Secretary

EXHIBIT INDEX

Exhibit

107	Calculation of Filing Fee Table.